FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                   May, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         An announcement of investment agreement to acquire 25% equity interest of Shenzhen Energy Group being approved and an announcement of resolutions passed at the 2002 annual general meeting made on May 28, 2003, in English by Huaneng Power International Inc.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                           HUANENG POWER INTERNATIONAL, INC.

                           By  /s/ Wang Xiaosong
                             -------------------------------

                           Name:    Wang Xiaosong
                           Title:   Vice Chairman


Date:     May 28, 2003


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To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
            Investment Agreement to Acquire 25% Equity Interest of
                      Shenzhen Energy Group was Approved


(Beijing, China, May 28, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that the investment agreement between the Company, Shenzhen Energy Group Co., Ltd. ("SEG") and Shenzhen Investment Holding Corporation ("SIH") to acquire 25% equity interest of SEG was approved.

Pursuant to the investment agreement signed earlier, the Company agreed to subscribe from SEG newly issued shares representing 10% of SEG's enlarged share capital and to acquire existing shares held by SIH representing 15% of SEG's enlarged share capital at a total consideration of RMB 2.39 billion. The transaction has been approved by relevant government authorities. The procedures for the transfer of the equity interest and for amendment of the business registration records of SEG have been completed at Shenzhen Administration Bureau of Industry and Commerce on May 22, 2003. After the closing of the transaction, the Company and SIH hold 25% and 75% of the enlarged share capital of SEG, respectively, while generation capacity of the Company on an equity basis has increased by 417MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. It currently owns a total generation capacity of 14,780MW on an equity basis, with another 10,629MW on an equity basis under the Company's entrusted management. The Company wholly owns thirteen power plants, and has controlling interests in three power plants and minority interests in three power companies. To date, it is one of the largest independent power producers in China.

                                    - End -

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin:
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui / Ms. Elaine Leung
Rikes Communications
Limited
Tel:  (852) 2520 2201
Fax: (852) 2520 2241

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                      [GRAPHIC OMITTED][GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       Huaneng Power International, Inc.
             Resolutions Passed at the 2002 Annual General Meeting


(Beijing, China, May 28, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its 2002 Annual General Meeting in Beijing. Mr. Li Xiaopeng, Chairman of the Company, presided over the meeting. Shareholders and their proxies, directors and supervisors of the Company attended the meeting.

After reviewing the resolutions proposed by the Board of Directors, the shareholders and their proxies present at the meeting resolved to approve the following resolutions:

Ordinary resolutions:

1. The working report of the Board of Directors of the Company for year 2002 was approved;

2. The working report of the Supervisory Committee of the Company for year 2002 was approved;

3. The audited financial statements of the Company for year 2002 was approved;

4. The profit distribution plan of the Company for year 2002 was approved;

5. The proposal of the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd and PricewaterhouseCoopers as the Company's PRC auditors and international auditors, respectively, for 2003 with a total remuneration of US$1.25 million was approved;


6. The proposal of the remuneration of independent directors was approved;

7. The Rules and Procedures for General Meetings were approved.

Special resolution:

8. The proposed amendments to the Articles of Association were approved.

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Huaneng Power International, Inc. - Resolutions Passed at the 2002 Annual
General Meeting...P.2


The above resolutions were reviewed and approved at the Annual General Meeting of the Company held on May 28, 2003 in Beijing.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. It currently owns a total generation capacity of 14,780MW on an equity basis, with another 10,629MW on an equity basis under the Company's entrusted management. The Company wholly owns thirteen power plants, and has controlling interests in three power plants and minority interests in three power companies. To date, it is one of the largest independent power producers in China.

                                    - End -


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856/1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui / Ms. Elaine Leung
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241